UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                               UROMED CORPORATION
                         -----------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    917274102
                                ---------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                    ---------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 10, 1997
                            -----------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 13 Pages
                             Exhibit Index: Page 10

----------------------
* Initial filing with respect to Soros Fund Management LLC, Mr. George Soros and Mr. Stanley Druckenmiller.

                                                              Page 2 of 13 Pages


                                  SCHEDULE 13D

CUSIP No. 917274102

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Soros Capital, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Bermuda

                           7        Sole Voting Power
 Number of                                  1,382,254
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                      0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,382,254
    With
                           10       Shared Dispositive Power
                                                0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,382,254

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                       [_]

13       Percent of Class Represented By Amount in Row (11)

                                    5.18%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 13 Pages



                                  SCHEDULE 13D

CUSIP No. 917274102

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  1,382,254
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                     0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,382,254
    With
                           10       Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,382,254

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                       [_]

13       Percent of Class Represented By Amount in Row (11)

                                    5.18%

14       Type of Reporting Person*

                  OO; IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 13 Pages



                                  SCHEDULE 13D

CUSIP No. 917274102

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                     0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,382,254
    Each
  Reporting                9        Sole Dispositive Power
   Person                                      0
    With
                           10       Shared Dispositive Power
                                            1,382,254

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,382,254

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    5.18%

14       Type of Reporting Person*

                  IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 13 Pages



                                  SCHEDULE 13D

CUSIP No. 917274102

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                     0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,382,254
    Each
  Reporting                9        Sole Dispositive Power
   Person                                      0
    With
                           10       Shared Dispositive Power
                                            1,382,254

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,382,254

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [_]

13       Percent of Class Represented By Amount in Row (11)

                                    5.18%

14       Type of Reporting Person*

                  IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 13 Pages




          This Amendment No. 3 to Schedule 13D relates to shares of Common Stock, no par value (the "Shares"), of UroMed Corporation (the "Issuer"). This Amendment No. 3 supplementally amends the initial statement on Schedule 13D dated April 15, 1994 and all amendments thereto (collectively, the "Initial Statement") filed by one of the Reporting Persons (as defined herein). This Amendment No. 3 is being filed to report a change in the relationship between Mr. Steven Gilbert ("Mr. Gilbert") and Soros Capital (as defined herein), as a result of which Mr. Gilbert shall no longer be considered to be a Reporting Person. Capitalized terms used herein but not defined herein shall have the meanings given to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.   Identity and Background.

          This statement is being filed on behalf of Soros Capital L.P., a Bermuda limited partnership ("Soros Capital"), Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"), Mr. George Soros ("Mr. Soros") and Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller, and together with Soros Capital, SFM LLC and Mr. Soros, the "Reporting Persons"). This Statement relates to Shares held for the account of Soros Capital.

          Soros Capital is a Bermuda limited partnership principally engaged in direct and indirect investments in buy-out transactions and restructuring, venture capital, mezzanine finance and strategic and special situations investments. Its principal office is located at Richmond House, 12 Par-La-Ville Road, Hamilton HM DX, Bermuda. Mr. Gilbert is the managing general partner and Soros Capital (Bermuda) Ltd. is the resident general partner of Soros Capital. Quantum Industrial Partners LDC, a Cayman Islands limited duration company ("QIP"), is the sole limited partner of Soros Capital. Notwithstanding Mr. Gilbert's position as the managing general partner of Soros Capital, Mr. Gilbert has agreed with SFM LLC that Soros Capital will follow the instructions of SFM LLC with respect to investment decisions involving the Shares. As a result, Mr. Gilbert may no longer be considered to have investment discretion over the Shares held for the account of Soros Capital, and as such no longer may be deemed a beneficial owner of such Shares.

          Soros Capital (Bermuda) Ltd. is a Bermuda exempted company, whose sole purpose is to act as resident general partner of Soros Capital. The principal office of Capital (Bermuda) Ltd. is at Richmond House, 12 Par-La-Ville Road, Hamilton HM DX, Bermuda.

          SFM LLC has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"). Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

          The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

          The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

                                                              Page 7 of 13 Pages


          Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of the Shares held for the account of Soros Capital as a result of the ability of SFM LLC to direct the voting and disposition with respect to such Shares.

          During the past five years, none of the Reporting Persons, and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 5.   Interest in Securities of the Issuer.

          (a)       Each of the Reporting  Persons may be deemed the  beneficial
owner  of  the   1,382,254   Shares  held  for  the  account  of  Soros  Capital
(approximately 5.18% of the total number of Shares outstanding).

          (b) (i) Pursuant to the agreement between Mr. Gilbert and SFM LLC, SFM LLC may be deemed to have sole power to direct the voting and disposition of the 1,382,254 Shares held for the account of Soros Capital.

               (ii) Pursuant to the agreement between Mr. Gilbert and SFM LLC and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 1,382,254 Shares held for the account of Soros Capital.

          (c) Except for the sale of 50,000 Shares at a price of $6.874 per Share on November 6, 1997, which was executed in a routine brokerage transaction on the over-the-counter market, there have been no transactions effected with respect to the Shares since October 20, 1997 (60 days prior to the date hereof) for the accounts of either of the Reporting Persons.

          (d) The partners of Soros Capital have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by Soros Capital (including the Shares) in accordance with their share partnership interests in Soros Capital.

          (e)       Not applicable.

Item 7.   Material to be Filed as Exhibits.

          C. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

          D. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

          E. Joint Filing Agreement dated December 19, 1997 by and among Soros Capital, L.P., SFM LLC, Mr. Soros and Mr. Druckenmiller.

                                                              Page 8 of 13 Pages



                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 19, 1997
                                   SOROS CAPITAL, L.P.

                                   By:  Steven J. Gilbert
                                        Managing General Partner

                                        By:  /S/ RICHARD W. GAENZLE
                                             ----------------------------------
                                             Richard W. Gaenzle
                                             Attorney-in-Fact


                                   SOROS FUND MANAGEMENT LLC

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Assistant General Counsel


                                   GEORGE SOROS

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


                                    STANLEY F. DRUCKENMILLER

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact

                                                              Page 9 of 13 Pages



                                     ANNEX A


          The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                               Scott K. H. Bessent
                                 Walter Burlock
                                Brian J. Corvese
                               Jeffrey L. Feinberg
                                  Arminio Fraga
                               David Gerstenhaber
                                 Gary Gladstein
                                    Ron Hiram
                                Robert K. Jermain
                                 David N. Kowitz
                               Alexander C. McAree
                                  Paul McNulty
                              Gabriel S. Nechamkin
                                   Steven Okin
                                  Dale Precoda
                               Lief D. Rosenblatt
                                 Mark D. Sonnino
                             Filiberto H. Verticelli
                                 Sean C. Warren
                                 John Zwaanstra

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

         (a)  None of the above persons holds any Shares.
         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 10 of 13 Pages


                                  EXHIBIT INDEX


                                                                        Page No.
                                                                        -------

C.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr.  George Soros in favor of Mr. Sean C. Warren and
          Mr. Michael C. Neus..........................................   11

D.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr. Stanley F. Druckenmiller in favor of Mr. Sean C.
          Warren and Mr. Michael C. Neus...............................   12

E.        Joint Filing  Agreement  dated December 19, 1997 by and
          among Soros Capital,  L.P.,  Soros Fund Management LLC,
          Mr.     George    Soros    and    Mr.     Stanley    F.
          Druckenmiller................................................   13